Exhibit 4.1

ELLOMAY CAPITAL LTD. (FORMERLY NUR MACROPRINTERS LTD.)
1998 SHARE OPTION PLAN FOR NON-EMPLOYEE DIRECTORS
(AS AMENDED)

NUR Macroprinters Ltd. hereby adopts the 1998 Share Option Plan for Non-Employee Directors, as follows:

1.	Shareholder Approval and Purpose

1.1.
Shareholder Approval. At the Company's December 8, 1998 Annual Meeting of Shareholders, the Plan was ratified by an affirmative vote of the holders of a majority of the Shares which were present in person or by proxy and entitled to vote at the Meeting.

1.2.
Purpose of the Plan. The Plan is intended to closely align the interests of the Non-Employee Directors with the interests of the Company's shareholders. This is achieved by making a significant portion of Non-Employee Director compensation directly related to the total return performance of the Shares. The Plan also is intended to encourage Share ownership on the part of Non-Employee Directors.

2.	Definitions

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

2.1.	"Award" means, individually or collectively, a grant under the Plan of an Option.

2.2.	"Board" means the Board of Directors of the Company.

2.3.	"Committee" means the committee appointed pursuant to Section 3.1 to administer the Plan.

2.4.	"Company" means NUR Macroprinters Ltd., an Israeli corporation, or any successor thereto.

2.5.	"Control" shall have the meaning ascribed thereto in Section 102 of the Ordinance.

2.6.	"Director" means any individual who is a member of the Board.

2.7.
"Disability" means a permanent and total disability, as determined by the Committee (in its discretion) in accordance with uniform and non-discriminatory standards adopted by the Committee from time to time.

2.8.	"Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option.

2.9.
"Fair Market Value" means the average closing bid and sale prices of the Shares for the date in question as furnished by the National Association of Securities Dealers, Inc. through Nasdaq or any similar organization if Nasdaq is no longer reporting such information, or such other market on which the Shares are then traded, or if not then traded as determined in good faith (using customary valuation methods) by resolution of the members of the Board of Directors of the Company, based on the best information available to it.

2.10.
"Grant Date" means, with respect to 1998, October 26, 1998 and, with respect to each subsequent calendar year, August 1. For example, for 1999, the Grant Date is August 1, 1999. With respect to a particular Award, "Grant Date" means the particular Grant Date on which the Award was granted. Notwithstanding the preceding, a Non-Employee Director who is first elected or appointed on other than December 8, 1998, shall have only an initial Grant Date coincident with the date of his or her commencement of service on the Board.

2.11.
"Holding Period" means the period in which the Options granted to an Israeli Participant or, upon exercise thereof the Shares underlying thereunder, are to be held by the Trustee on behalf of such Israeli Participant, in accordance with Section 102 of the Ordinance, and pursuant to the Tax Track which the Company selects.

2.12.
"Israeli Participants" means Non-Employee Directors who do not Control the Company and who are subject to payment in Israel of tax on their income from the Company (other than withholding tax), as the Committee, in its discretion shall determine.

2.13.	"Non-Employee Director" means a Director who is an employee of neither the Company nor of any Subsidiary.

2.14.	"Non-Israeli Participants" means all Non-Employee Directors who are not Israeli Participants.

2.15.	"Option" means an option to purchase Shares granted pursuant to Section 5

2.16.	"Option Agreement" means the written agreement between the Company and a Participant setting forth the terms and provisions applicable to each Option granted under the Plan.

2.17.	"Ordinance" means the Israeli Income Tax Ordinance [New Version], 1961, as amended and any regulations, rules, orders or procedures promulgated thereunder.

2.18.	"Participant" means a Non-Employee Director who has an outstanding Award.

2.19.	"Plan" means this 1998 Share Option Plan for Non-Employee Directors, as set forth in this instrument and as hereafter amended from time to time.

2.20.	"Shares" means the Ordinary Shares of the Company, NIS 10.00 nominal value.

2.21.
"Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns shares possessing fifty percent (50%) or more of the total combined voting power of all classes of shares in one of the other corporations in such chain.

2.22.
"Tax Track" means one of the three tax tracks described under Section 102 of the Ordinance, specifically: (1) the "Capital Gains Track Through a Trustee"; (2) "Income Tax Track Through a Trustee"; or (3) the "Income Tax Track Without a Trustee"; each as defined respectively in Sections 6.2 and 6.3 of the Plan.

2.23.	"Termination of Service" means a cessation of the Participant's service on the Board for any reason.

2.24.	"Trustee" means the trustee appointed by the Company under the Trust Agreement as set forth in Section 6.5 of the Plan.

3.	Administration

3.1.
The Committee. The Plan shall be administered by the Committee. The Committee shall consist of one or more Directors who shall be appointed by, and serve at the pleasure of, members of the Company's Board who are not eligible to receive Awards under the Plan. The Committee shall be comprised solely of a Director or Directors who are not eligible to receive Awards under the Plan.

3.2.
Authority of the Committee. It shall be the duty of the Committee to administer the Plan in accordance with the Plan's provisions. The Committee shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to (a) interpret the Plan and the Awards, (b) adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, (c) interpret, amend or revoke any such rules, and (d) adopt such procedures and subplans as are necessary or appropriate to permit participation in the Plan by Non-Employee Directors who are non-Israeli nationals or employed outside of Israel.

3.3.
Decisions Binding. Subject to the provisions of any applicable law, all determinations and decisions made by the Committee related to the Plan and its application shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

4.	Shares Subject to the Plan

4.1.
Number of Shares. Subject to adjustment as provided in Section 4.3, the total number of Shares available and reserved for grant under the Plan shall not exceed 75,000. Shares granted under the Plan shall be taken from the Company's authorized but unissued Shares.

4.2.	Lapsed Awards. If an Award terminates or expires for any reason, any Shares subject to such Award again shall be available to be the subject of an Award.

4.3.
Adjustments in Awards and Authorized Shares. In the event of any merger, reorganization, consolidation, recapitalization, separation, liquidation, share dividend, split-up, Share combination, or other change in the corporate structure of the Company affecting the Shares, the Committee shall adjust the number and class of Shares which may be delivered under the Plan, and the number, class, and Exercise Price of Shares subject to outstanding Awards and future grants, in such manner as the Committee (in its sole discretion) shall determine to be appropriate to prevent the dilution or diminution of such Awards. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

5.	Share Options

5.1.	Granting of Options

5.1.1.
Directors serving on the 1998 Grant Date. Each Non-Employee Director who is such on the 1998 Grant Date, shall automatically receive, as of the 1998 Grant Date, an Option to purchase 10,000 Shares. Each Non-Employee who has received an Option pursuant to the preceding sentence shall also automatically receive, as of each subsequent Grant Date, an Option to purchase 10,000 Shares, provided that the individual shall receive an Option on any such subsequent Grant Date only if he or she both (a) is a Non-Employee Director on the Grant Date, and (b) has served as a Non-Employee Director for the entire period since the last Grant Date.

5.1.2.
Directors first elected or appointed after the 1998 Grant Date. Each Non- Employee Director who first becomes such after the 1998 Grant Date, automatically shall receive on his or her initial Grant Date an option to purchase up to 10,000 Shares prorated based on the number of full months of service between the prior annual Grant Date and the next Grant Date. A Director joining the Board on or before the 15th day of the month will receive credit for service for the full month. For example, (a) if a Non-Employee Director joins the Company as such on June 15, 1999 such Director would be entitled to an initial grant of options to purchase 2,222 Shares and (b) if a Non-Employee Director joined the Company on June 15 of any subsequent year, such Director would be entitled to an initial grant of options to purchase 1,667 Shares. Each such Non-Employee Director also shall automatically receive, as of each subsequent Grant Date, an Option to purchase 10,000 Shares annually, provided that the individual shall receive an Option on any such Grant Date only if he or she both (y) is a Non- Employee Director on the Grant Date, and (z) has served as a Non-Employee Director for the entire period since the last Grant Date.

5.2.	Terms of Options

5.2.1.
Option Agreement. Each Option granted pursuant to this Section 5 shall be evidenced by a written Option Agreement (satisfactory to the Committee), which shall be executed by the Participant and the Company.

5.2.2.	Exercise Price. The Exercise Price for the Shares subject to each Option shall be 100% of the Fair Market Value of such Shares on the applicable Grant Date.

5.2.3.
Exercisability. Each Option granted pursuant to Section 5.1 shall become exercisable based on the vesting schedule determined in accordance with the requisite approvals under applicable law. Options not exercised before the applicable expiration periods designated in Section 5.2.4. below shall terminate upon the expiration thereof.

5.2.4.	Expiration of Options. Each Option shall terminate upon the first to occur of the following events,

(a)	The expiration of ten (10) years from the applicable Grant Date;

(b)
The expiration of three (3) months from the date of the Participant's Termination of Service prior to age 70 for any reason other than the Participant's death or Disability, provided that the Committee, subject to subsequent shareholder approval, may determine to extend such period to a maximum of five years;

(c)	The expiration of two (2) years from the date of the Participant's Termination of Service by reason of Disability; or

(d)	The expiration of one (1) year from the date of the Participant's Termination of Service at or after age 70 for any reason other than the Participant's death or Disability.

5.2.5.
Death of Director. Notwithstanding Section 5.2.4, if a Director dies prior to the expiration of his or her Option(s) in accordance with Section 5.2.4, his or her Option(s), which are exercisable on the date of his or her death shall terminate one (1) year after the date of death.

5.3.
Payment. Options shall be exercised by the Participant's delivery of a written notice of exercise (satisfactory to the Committee) to the Company in care of Chief Financial Officer, 12 Abba Hillel Silver Street, P.O. Box 1281, Lod 71111, Israel, or at such other address as Company may hereafter designate in writing, setting forth the number of Shares with respect to which the Option is to be exercised, and accompanied by full payment for the Shares. Upon the exercise of any Option, the Exercise Price shall be payable to the Company in full in cash. As soon as practicable after receipt of a written notification of exercise and full payment for the Shares purchased, the Company shall deliver to the Participant (or the Participant's designated broker), Share certificates (which may be in book-entry form) representing such Shares.

5.4.	Options are not Incentive Share Options. Options are not intended to be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code.

5.5.	Conditions Upon Issuance of Shares

5.5.1.
Investment Representation. As a condition to the exercise of an Option, the Committee may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, upon the advice of counsel for the Company, such representation is required.

5.5.2.
Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which requisite authority shall not have been obtained.

6.	Awards to Israeli Participants

6.1.
Option Subject to Section 102 of the Ordinance. Awards to Israeli Participants shall be made under the provisions of Section 102 of the Ordinance. Anything herein to the contrary notwithstanding, the Grant Date of Options to Israeli Participants and elected to have their Options issued under the Tax Track that the Company has selected, shall not be earlier than the date at which the Plan was approved by the Israeli Tax Authorities.

6.2.
Trustee Tax Tracks. If the Company elects to grant Options through (i) the Capital Gains Tax Track Through a Trustee, or (ii) the Income Tax Track Through a Trustee, then, in accordance with the requirements of Section 102 of the Ordinance, the Company shall appoint a Trustee who will hold in trust on behalf of each Israeli Participant the Options and the Shares issued upon exercise of such Options.

The Holding Period for the Options will be as follows:

(1)
The Capital Gains Tax Track Through a Trustee – if the Company elects to Award the Options according to the provisions of this track, then the minimum Holding Period needed to benefit from that Capital Gain Tax Track will be twenty-four (24) months from the end of the tax year in which the Options were Awarded to the Trustee on behalf of the Israeli Participant, or such shorter period as may be approved by the Israeli Tax Authorities.

(2)
Income Tax Track Through a Trustee – if the Company elects to Award Options according to the provisions of this track, then the minimum Holding Period needed to benefit from that Income Tax Through a Trustee Track will be twelve (12) months from the end of the tax year in which the Options were Awarded to the Trustee on behalf of the Israeli Participant, or such shorter period as may be approved by the Israeli Tax Authorities.

Subject to Section 102 of the Ordinance, Israeli Participants who wish to benefit from the reduced tax shall not be able to receive from the Trustee, nor shall they be able to sell or dispose of Shares before the end of the applicable Holding Period. If an Israeli Participant sells or removes the Shares underlying an Award form the Trustee before the end of the applicable Holding Period (the "Breach"), such Israeli Participant shall pay all applicable taxes imposed on such Breach by the Ordinance.

In the event of a distribution of rights, including an issuance of bonus shares, in connection with Options originally granted (the "Additional Rights"), all such Additional Rights shall be allocated and/or issued to the Trustee for the benefit of Israeli Participant, and shall be held by the Trustee for the remainder of the Holding Period applicable to the Options originally Awarded. Such Additional Rights shall be treated in accordance with the provisions of the applicable Tax Track.

6.3.	Income Tax Track Without a Trustee. If the Company elects to Award Options according to the provisions of this track, then the Options will not be subject to a Holding Period.

6.4.
Track Selection. The Company, in its sole discretion, shall elect under which of the above three Tax Tracks, Awards to Israeli Participants shall be made and the Option Agreement will indicate the Tax Track under which the Options are being granted.

6.5.	Trust Agreement

6.5.1.
The terms and conditions applicable to the trust relating to Awards to Israeli Participants under the Tax Track selected by the Company shall be set forth in an agreement signed by the Company and the Trustee (the "Trust Agreement").

6.5.2.
The Company shall cause the Trustee to exercise the Options by countersigning and delivering to the Company a notice of exercise, upon receipt of written instructions from the Participant thereof, provided, that the Israeli Participant has made appropriate arrangements for the payment of the Exercise Price of the Shares issuable upon such exercise.

6.6.	Tax Matters

6.6.1.
Awards to Israeli Participants shall be governed by, and shall conform with and be interpreted so as to comply with, the requirements of Section 102 of the Ordinance and any written approval from the Israeli Tax Authorities. All tax consequences under any applicable law (other than stamp duty) which may arise from the Award of Options, from the exercise thereof or from the holding or sale of underlying Shares (or other securities issued under the Plan) by or on behalf of an Israeli Participant, shall be borne solely on such Israeli Participant. An Israeli Participant shall indemnify the Company and hold it harmless against and from any liability for any such tax or any penalty, interest or indexing.

6.6.2.
If the Company elects to Award Options according to the provisions of the Income Tax Track Without a Trustee (Section 6.3 of the Plan), and if prior to the exercise of any and/or all of these Options, an Israeli Participant ceases to be a director of the Company, such Israeli Participant shall deposit with the Company a guarantee or other security as required by law, in order to ensure the payment of applicable taxes upon the exercise of such Options.

6.6.3.
Until all taxes relating to Awards to Israeli Participants have been paid in accordance with the Ordinance, Options and/or the Shares underlying thereunder may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Options and/or the Shares underlying thereunder may be validly transferred in a transfer made by will or laws of descent, provided that the transferee thereof shall be subject to the provisions of Section 102 of the Ordinance and the rules thereunder as would have been applicable to the deceased Israeli Participant were he or she to have survived.

7.	Miscellaneous

7.1.
No Effect on Service. Nothing in the Plan shall (a) create any obligation on the part of the Board to nominate any Participant for reelection by the Company's shareholders, or (b) interfere with or limit in any way the right of the Company to terminate any Participant's service.

7.2.
Successors. All obligations of the Company under the Plan shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

7.3.
Beneficiary Designations. If permitted by the Committee, a Participant may name a beneficiary or beneficiaries to whom any vested but unpaid Award shall be paid in the event of the Participant's death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee. In the absence of any such designation, any vested benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate and, subject to the terms of the Plan and of the applicable Option Agreement, any unexercised vested Award may be exercised by the administrator or executor of the Participant's estate.

7.4.
Nontransferability of Awards. No Award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or to the limited extent provided in Section 7.3. All rights with respect to an Award granted to a Participant shall be available during his or her lifetime only to the Participant.

7.5.
No Rights as Shareholder. Except to the limited extent provided in Section 7.3, no Participant (nor any beneficiary) shall have any of the rights or privileges of a shareholder of the Company with respect to any Shares issuable pursuant to exercise of an Option, unless and until certificates representing such Shares shall have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Participant, beneficiary or Company (as escrow agent).

7.6.
Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy governmental, federal, state, and local taxes (including the Participant's FICA obligation) required to be withheld with respect to such Award (or exercise thereof).

8.	Amendment, Termination and Duration

8.1.
Amendment or Termination. The Board, in its sole discretion, may amend or terminate the Plan, or any part thereof, at any time and for any reason. The amendment, suspension, or termination of the Plan shall not, without the consent of the Participant, alter or impair any rights or obligations under any Award theretofore granted to such Participant.

8.2.
Duration of the Plan. The Plan shall commence on the date specified herein, and subject to Section 8.1 (regarding the Board's right to amend or terminate the Plan), shall remain in effect thereafter until December 8, 2028, unless terminated earlier by the Board.

9.	Legal Construction

9.1.
Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

9.2.
Severabilitv. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

9.3.
Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other state having jurisdiction over the Company and the Participant, including the registration of the Shares under United States Securities Act of 1933, and to such approvals by any governmental agencies or national securities exchanges as may be required.

9.4.
Compliance with Rule 16b-3. For the purpose of ensuring that transactions under the Plan do not subject Participants to liability under Section 16(b) the Securities Exchange Act of 1934, as amended (the "1934 Act"), if the Participants shall become subject thereto, all transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 promulgated under the 1934 Act, and any future regulation amending, supplementing or superseding such regulation. To the extent any provision of the Plan, Option Agreement or action by the Committee or a Participant fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

9.5.
Governing Law. The Plan and all Option Agreements shall be construed in accordance with and governed by the laws of the State of Israel without giving effect to any choice or conflict of law provision or rule (whether of Israeli or otherwise) which would cause the application of the laws of any jurisdiction other than Israel.

9.6.	Captions. Captions provided herein are for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.